Exhibit 19.1

DOCUMENT	INSIDER TRADING POLICY
TITLE:

FOR:	ProShare Advisors LLC

ProFund Advisors LLC

ProShare Capital Management LLC

DATED:	September 2013

AS REVISED:	January 22, 2019

ProFund Advisors LLC

ProShare Advisors LLC

ProShare Capital Management LLC

INSIDER TRADING POLICY

rev. January 2019

I.	POLICY

It is the policy of the Advisors1 that all Covered Persons (defined below) are prohibited from:

(1) trading securities, either personally or on behalf of others, on the basis of material nonpublic information, or

(2) communicating (“tipping”) material nonpublic information to others so that they may trade securities on the basis of such information.

This conduct is frequently referred to as “insider trading.” This policy extends to activities of Covered Persons within and outside their duties at the Advisors. In addition, although it is most likely that any material nonpublic information a person might learn would be about the Funds, these prohibitions apply to trading in the securities of any entity about which a person has material nonpublic information.

This policy applies to all directors, officers, employees and agents of the Advisors, members of the immediate families and households of these persons and family trusts (or similar entities) controlled by or benefiting these persons (collectively, “Covered Persons”). Any questions regarding this policy should be referred to the Chief Compliance Officer (“CCO”) or General Counsel.

II.	BACKGROUND ON INSIDER TRADING

Federal and state securities laws prohibit insider trading. The term “insider trading” is not defined in the federal or state securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) or to communications of material nonpublic information to others.

[1]

ProFund Advisors LLC, ProShare Advisors LLC and ProShare Capital Management LLC serve as Advisors to the ProFunds mutual funds, the ProShares exchange traded funds and the ProShares commodity and currency exchange traded funds, respectively (each a “Fund” and collectively, the “Funds”). As used in this policy, the term “Advisor” refers, collectively or individually (as applicable), to ProFund Advisors LLC, ProShare Advisors LLC and ProShare Capital Management LLC, its respective affiliates and any other investment adviser or sub-adviser to the Funds.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

•	Classic Insider Trading—Trading by an “insider” while in possession of material non public information;

•	Misappropriation—Trading by a “non-insider” while in possession of material nonpublic information with respect to which a duty of trust of confidence is owed; or

•	Tipping—Communicating material nonpublic information to others so as to “tip” them to trade.

The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if such person enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, one or more of the Advisors may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, a company must expect the outsider to keep the disclosed nonpublic information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

Under the misappropriation theory of insider trading, in some circumstances, a person may not trade in the securities of a company about which the person has material nonpublic information even if such person did not receive the information from that specific company. For example, if a person receives, pursuant to a confidentiality agreement or some other duty of trust or confidence, material nonpublic information from company A about company B, the person may not trade company B’s securities on the basis of that information. The determination of whether this circumstance arises is fact-intensive and consultation with the CCO or General Counsel is necessary.

III.	PENALTIES FOR NONCOMPLIANCE

The U.S. Securities and Exchange Commission (the “SEC”), together with the U.S. Department of Justice, pursue insider trading violations vigorously. Cases have been successfully prosecuted against employees with material nonpublic information, including instances of trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

•	civil injunctions

•	treble damages (i.e. triple the amount of damages)

•	disgorgement of profits

•	prison sentences

•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited

•	fines for the employer or the controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided

•	temporary or permanent bars from the securities industry

In addition, any violation of this policy can be expected to result in serious sanctions by the Advisors, including potential dismissal of the person(s) involved, regardless of whether the failure to comply with this policy results in a violation of law.

IV.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material nonpublic information has two important elements—materiality and public availability.

Material Information. As a general rule, material information is information that (a) a reasonable investor would likely view as important in making an investment decision to buy an entity’s securities, or (b) could reasonably be likely to affect the trading levels or price of an entity’s securities. While it is not possible to create an exhaustive list, the following items are examples of events that you should treat as material with respect to a Fund (even though from time to time such events may not prove to be material):

•	Changes in dividend rates

•	Changes in a Fund’s investment objectives or fundamental policies

•	Proposal to Merge with another Fund

•	Proposal to Liquidate a Fund

•	Shareholder proposals, including those to be included in proxy statements

•	Preliminary results of contested proxy solicitations

•	Changes in a Fund’s Bylaws

•	Proposed changes to a Fund’s Declaration of Trust

•	Proposed changes in the control of the Adviser

•	Changes in individual portfolio managers

•	Changes in a Fund’s leverage and the terms (especially interest rates) of any bank debt

•	Intraday changes in a Fund’s net asset value per share or the duration between net asset value and market price per share

•	Terms of any derivative agreement a Fund enters into including but not limited to commissions and or financing rates

•	Changes to a Fund’s underlying index

•	Reconstitutions of a Fund’s underlying index

•	Portfolio strategies such as use of particular derivative instruments or securities

•	The mathematical approach or quantitative formulas used to manage a Fund

•	Information relating to the identification of counterparties or the amount of a Fund’s exposure to a particular counterparty.

•	Cash Flow information before it is public

•	Tax strategies

•	A Fund’s license agreement

•	Total Fund Net asset information before it is public

•	Litigation involving, or regulatory investigation of, a Fund or its adviser

•	Information pertaining to the identity of, or any arrangements with or fees paid by Authorized Participants.

Both positive and negative information can be material. In addition, information concerning the market for a specific security may also be deemed material. Because disclosure of information that receives scrutiny will be evaluated after the fact with the benefit of hindsight, “close” questions concerning the materiality of particular information should be resolved in favor of materiality.

Nonpublic information. Nonpublic information is information that has not been disclosed to the general public by means of a broadly disseminated press release or SEC filing. Before a person can trade, there also must be adequate time for the market to digest the information that has been disclosed. Information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public. Information displayed on our external web site is considered public information. Disclosure to even a large group of shareholders, analysts or members of the press does not constitute disclosure to the public under SEC regulations if it has not also been disseminated in the manner described above.

As noted above, this policy prohibits not only trading on the basis of, or disclosing so that others may trade on, material nonpublic information regarding the Funds, but also trading on the basis of, or disclosing so that others may trade on, material nonpublic information regarding any other entity.

V.	GUIDELINES AND PROCEDURES

The following procedures have been established to aid Covered Persons in avoiding insider trading, and to aid the Advisors in preventing, detecting and imposing sanctions against insider trading. Every Covered Person must follow these procedures or risk sanctions, including dismissal, substantial personal liability and criminal penalties. If a Covered Person has any questions about these procedures, he or she should contact the CCO or General Counsel.

(A)	Identifying Inside Information

Before trading for yourself or others in the securities of a company about which you may have potential insider information, ask yourself the following questions:

(1) Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

(2) Is the information nonpublic? To whom has this information been provided? Has the information been included in an SEC filing or effectively communicated to the marketplace by being published in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:

(3) Report the matter immediately to your immediate supervisor and the CCO and General Counsel or Chief Legal Officer (“CLO”).

(4) Do not purchase or sell the securities on behalf of yourself or others.

(5) Do not communicate the information to anyone inside or outside the Advisors, other than to those in Section (3) above.

(6) After your supervisor and the CCO have reviewed the situation, you will be advised as to whether or not the prohibition against trading and communication is still effective. If it is, you may not purchase or sell the securities on behalf of yourself or others.

(B)	Personal Securities Trading

All Covered Persons are required to comply with this policy when trading securities for their personal accounts. If any Covered Person knows material nonpublic information regarding an entity, its securities, or the market for such entity’s securities, such Covered Person generally may not:

•	trade in that entity’s securities, including options, puts, calls or other derivative securities

•	direct others to trade on his or her behalf

•	disclose the information to another individual

[In addition, if the Covered Person is subject to the Advisors’ Code of Ethics, such Covered Person must also comply with the Code of Ethics. Any transactions found to be in violation of this policy (or the Code of Ethics, if applicable) will be canceled and appropriate punitive action will be taken.]

(C)	Restricting Access to Material Non-Public Information

Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within the Advisors except as provided in Section V(A)(3) above. In addition, care should be taken so that such information should be sealed and access to computer files containing nonpublic information should be restricted.

(D)	Resolving Access to Material Non-Public Information

If, after consideration of the items set forth in Section V(A) above, doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability of interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the CCO before trading or communicating the information to anyone.

VI.	RECEIPT OF PROCEDURES

All Covered Persons shall receive a copy of this policy and must agree to comply its terms and follow its guidelines and procedures.

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